Paragon Motorcycles Inc. (the "Company") an Indiana Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2024 & 2023

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Paragon Motorcycles Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
November 25, 2025
Vincenzo Mongio

Statement of Financial Position

	As of December 31, 2024	2023
ASSETS		
Current Assets		
Cash and Cash Equivalents	28,826	26,851
Accounts Receivable	184,243	-
Prepaid Expenses	15,508	30,091
Inventory	1,281,654	792,432
Total Current Assets	1,510,230	849,373
Non-current Assets		
Fixed Assets, net of Accumulated Depreciation	312,336	265,381
Intangible Assets: Licensing & Research and Development net of Accumulated Amortization	150,057	78,754
Right of Use Asset	93,994	-
Total Non-Current Assets	556,387	344,135
TOTAL ASSETS	2,066,617	1,193,508
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	464,977	313,235
Accrued Expenses	92,053	40,561
Accrued Interest	49,062	28,885
Notes Payable - Current	119,632	-
Notes Payable - Related Parties	531,768	528,617
Line of Credits	398,000	227,545
Short Term Operating Lease Liability	15,083	-
Total Current Liabilities	1,670,575	1,138,843
Long-term Liabilities		
Notes Payable - Long Term	791,343	559,485
Future Equity Obligation	167,720	-
Long Term Operating Lease Liability	78,911	-
Total Long-Term Liabilities	1,037,974	559,485
TOTAL LIABILITIES	2,708,549	1,698,328
Commitments & Contingencies (Note 4)		
EQUITY		
Common Stock	13	-
Additional Paid-in Capital	3,467,918	2,705,651
Comprehensive Loss	(4,109,863)	(3,210,472)
Total Equity	(641,932)	(504,821)
TOTAL LIABILITIES AND EQUITY	2,066,617	1,193,508

Statement of Operations

	Year Ended December 31,	
	2024	2023
Revenue	4,057,702	3,082,031
Cost of Revenue	2,763,852	1,989,912
Gross Profit	1,293,850	1,092,120
Operating Expenses		
Advertising and Marketing	740,347	569,780
General and Administrative	1,506,089	1,437,175
Rent and Lease	44,650	61,423
Depreciation	33,656	16,725
Amortization	18,988	22,040
Total Operating Expenses	2,343,730	2,107,142
Operating Income (loss)	(1,049,880)	(1,015,023)
Other Income		
Interest Income	2,548	256
Other	147,940	88,413
Total Other Income	150,489	88,669
Earnings Before Income Taxes	(899,391)	(926,354)
Provision for Income Tax Expense/(Benefit)		
Net Income (loss)	(899,391)	(926,354)
Other Comprehensive Loss, net of Tax		
Expenses relating to the write off of balance sheet items (see Note 9)	-	(902,585)
Total Other Comprehensive Loss, Net of Tax	-	(902,585)
Total Comprehensive Income	(899,391)	(1,828,939)

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2023	-	-	2,148,487	(2,284,118)	(135,631)
Paid-in Capital	-	-	557,164	-	557,164
Net Income (Loss)	-	-	-	(926,354)	(926,354)
Ending Balance 12/31/2023	-	-	2,705,651	(3,210,472)	(504,821)
Issuance of Common Stock	133,333	13	762,267	-	762,280
Net Income (Loss)	-	-	-	(899,392)	(899,392)
Ending Balance 12/31/2024	133,333	13	3,467,918	(4,109,863)	(641,932)

Statement of Cash Flows

	Year Ended December 31, 2024	2023
OPERATING ACTIVITIES		
Net Income (Loss)	(899,392)	(926,354)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	33,656	16,725
Amortization	18,988	22,040
Accounts Payable and Accrued Expenses	204,222	(167,356)
Inventory	(489,222)	609,966
Accounts Receivable	(184,243)	(229,854)
Prepaid Expenses	14,003	16,934
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(402,596)	268,455
Net Cash provided by (used in) Operating Activities	(1,301,988)	(657,899)
INVESTING ACTIVITIES		
Fixed Asset	(171,310)	(45,388)
Intangible Assets	-	(4,717)
Net Cash provided by (used by) Investing Activities	(171,310)	(50,105)
FINANCING ACTIVITIES		
Proceeds from Notes	967,758	669,839
Principal Payments on Notes	(422,484)	(166,790)
Proceeds from Capital	930,000	1,000,000
Net Cash provided by (used in) Financing Activities	1,475,274	1,503,049
Cash at the beginning of period	26,850	134,390
Net Cash increase (decrease) for period	1,976	795,045
Other Comprehensive Loss	-	(902,585)
Cash at end of period	28,826	26,850

Paragon Motorcycles Inc.
Notes to the Unaudited Financial Statements
December 31st, 2024
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Paragon Motorcycles Inc FKA Paragon Motorcycles LLC (the "Company") was originally formed in Indiana in 2011 and operates a retail and manufacturing business under the trade name Janus Motorcycles and is located in Goshen, Indiana. The Company was a limited liability company but effectuated a change of structure effective January 1st, 2023 to a Corporation under the name Paragon Motorcycles Inc. Customers order their custom motorcycles primarily online, and the company offers two different types of engine displacements, the 250cc and the 450cc, and also can order apparel and gear online or by visiting their retail store. The Company also provides repair, parts and service as well as delivery to customers.

The Company will conduct a crowdfunding campaign under regulation CF in 2025 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

Revenues for in-store and online sales of apparel and gear is recognized when the customer receives and pays for the merchandise. The Company's primary performance obligation is the delivery of products. For custom motorcycle orders, revenue is received when the customer is invoiced for the full motorcycle, although customers may make prepayments or deposits on their purchases prior to delivery, which is recorded as a deposit on their account against their future invoices. Revenue for parts and repair services is recognized when the service is complete. Customers pay for their order when it is picked up or delivered to them.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

Property Type	Book Value as of 12/31/23	Book Value as of 12/31/24
Office Fixtures	5,897	5,897
Fabrication Equipment	12,381	12,381
Tools & Fixtures	93,039	93,039
Vehicles	38,989	116,008
Leasehold Improvements	6,244	6,244
Prototype Asset	202,952	206,952
Total	**359,502**	**440,521**
Accumulated Depreciation	(94,121)	(128,185)
Grand Total	**265,381**	**312,336**

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Book Value as of 12/31/23	Book Value as of 12/31/24

Licensing Agreement	46,938	46,938
Research & Development	284,432	374,723
Total	**331,370**	**421,661**
Accumulated Amortization	(252,616)	(271,604)
Grand Total	**78,754**	**150,057**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

In prior years, The Company maintained relatively small accounts receivable balances, as most customers do not receive a final invoice until their order has been completed. In 2024, Accounts Receivable were much higher than usual because of an influx of orders in process. Customers are encouraged to pre-pay for the motorcycles during the production process, and motorcycles are not delivered until paid for in full. Due to a large influx of orders in 2024, the Company had accounts receivable of $184,243 as of December 31st, 2024, with $75,892 over 90 days at that time, which correlates to the increase.

As of December 31, 2024 the company's Accounts Receivable balance was made up of the following split between deposits towards purchases and open invoices:

Deposits on Future Orders		Trade Accounts Receivable		Total Balance
	(111,629.87)		295,873.14	**184,243.27**
Over 90 Days:	(27,722.32)	Over 90 Days:	103,664.81	**75,942.49**
Percent of Total:	24.83%	Percent of Total:	35.04%	

Over the past four years, the company has had bad debt expense in the amounts below:

Bad Debt Expense		% of Revenues
Year 2024:	-	0.00%
Year 2023:	20,168.88	0.65%
Year 2022:	-	0.00%
Year 2021:	-	0.00%
Total Bad Debt Expense:	20,168.88	0.15%

Inventory

The Company's inventory is valued at the lower of cost or net realizable value. Most inventory is not purchased until an order for a motorcycle is made, and the inventory is specific to the item being sold. Inventory on hand includes orders in process but not yet invoiced, as well as merchandise and parts kept on hand. Inventory is revalued with a physical count at least once per year.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2024.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States, California, Maryland, Illinois, Kentucky, New Jersey, Pennsylvania, Virginia, and Indiana. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

The Company has not filed its tax returns as of the date of these financials and is in the process of doing so.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

See Note 4 below for details of related party lease.

The Company was loaned various amounts from shareholders totaling $332,101 and $458,856 as of December 31st, 2024 and 2023, respectively. The loan is due on demand. The loans accrued interest at 6% in 2022 and 2023 and 12% in 2024. This interest was not paid and is now classified as a short-term loan payable included in the amounts above. The total interest converted into the loan was $59,594 and $46,350 as of December 31st, 2024 and 2023. The shareholders retain the option to convert the loans to paid-in capital on demand.

A short-term loan payable to a minority shareholder arose when the shareholder loaned several paychecks earned and taxed in 2022 through 2024 back to the Company due to cash flow shortages. The shareholder is being repaid at $250 per weekly paycheck, though funds were re-advanced back to the Company multiple times during 2023 and 2024. The note does not accrue or pay interest and is unsecured. The balance was $14,151 as of December 31st, 2024. This loan was paid off subsequent to year-end.

In 2021, the Company acquired a piece of fabrication equipment that was financed by the landlord, Moped Jockeys LLC, an entity wholly owned by four shareholders of the Company. The loan has been repaid monthly through rent payments, carries no stated interest rate, and is secured by the specific equipment. In 2024, the landlord provided additional advances of $2,300 under this financing arrangement. The balance was $5,650 as of December 31st, 2024.

During 2023, a majority shareholder (former Member) utilized his closely held entity to enter into a warehousing agreement with the Company to facilitate the purchase of inventory in advance of use or need. In an effort to conserve limited space for operations and cash used for inventory, the lending entity agreed to warehouse and hold inventory until it is needed for a customer order. The Company repays this entity when the inventory is released and provided to the Company. Inventory is recognized when it is paid for through the warehousing agreement and is subsequently released to cost of sales when the customer is invoiced. A set monthly charge, recorded as interest expense, is paid by the Company for use of the space, and the Company pays for specific items of inventory to the lending entity when those items are used in the production of a motorcycle. The inventory consists of engine units for motorcycles and is specific to each motorcycle produced. The Company continues to operate under a warehousing agreement, which began in 2023. Under this agreement, the entity purchases engines on its own line of credit, stores them, and charges the Company a 7.5% annual fee on the outstanding principal. The Company repays each engine cost when used in production. The engines are recorded as inventory once acquired by the Warehouser. The balance was $179,866 as of December 31st, 2024.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

Leases

The Company leases its manufacturing and retail facility located at 211 S. 5th Street, Goshen, Indiana, from a related party, under an agreement providing for monthly rent of $1,600 through December 31, 2030. The lessor has established a market rental value of $5,000 per month but agreed to a discounted rate. Rent is payable by the 5th of each month, and the lease may be terminated with 120 days' written notice.

The Company accounts for its lease in accordance with ASC 842 (Leases). Under ASC 842, leases are identified on the Balance Sheet as right-of-use assets with corresponding liabilities. The right-of-use asset is amortized over its operating cycle using the effective interest rate at the time of lease inception. Below are the approximated weighted average interest rates and approximated future minimum lease payments.

FASB ASC 842 Footnote

Lease expense	**Year Ended 31-Dec-24**
Operating lease expense	18,971
Total	18,971

Other Information	
Cash paid for amounts included in the measurement of lease liabilities	
Operating cash flows from operating leases	19,200
ROU assets obtained in exchange for new operating lease liabilities	114,366
Weighted-average remaining lease term in years for operating leases	6
Weighted-average discount rate for operating leases	4.5%

Maturity Analysis	**Operating**
2025-12	19,200
2026-12	19,200
2027-12	19,200
2028-12	19,200
2029-12	19,200
Thereafter	11,650
Total undiscounted cash flows	107,650
Less: present value discount	(13,655)
Total lease liabilities	93,995

Expired Lease

The Company entered into a lease agreement effective May 1, 2021, for facilities located at 118 West Lafayette Street, Goshen, Indiana, with a term ending April 30th, 2024. The initial leased area was approximately 2,400 square feet, with an expansion to 6,300 square feet within the first six months of the lease. Monthly lease payments were $1,025 during the initial period and $2,630 following expansion, inclusive of property tax and insurance charges.

NOTE 5 – LIABILITIES AND DEBT

The Company maintains a line of credit with a bank, providing a revolving borrowing capacity of up to $400,000 (previously $300,000 in 2023). Interest is due monthly at a floating rate based on the Wall Street Journal Prime Rate plus 1.50% per annum, with a rate floor of 3.75% per annum. The loan is secured by a secondary lien on all business assets, and the interest rate was 9.25% as of December 31, 2024. The balance was $398,000 as of December 31st, 2024.

The Company obtained a Small Business Administration (SBA) EIDL loan in mid-2022 for $500,000. The loan accrues interest at 3.75% per annum, compounded monthly. Interest was capitalized during the initial deferral period and is included in accrued interest. After two years of deferral, the loan enters repayment in 2025 and will be reamortized, including accrued interest, over a 30-year term at 3.75% per annum. The loan is secured by a first lien on all business assets. The balance was $500,000 as of December 31st, 2024. The loan had accrued interest of $49,062 as of December 31st, 2024, related to this loan.

The Company maintains a term loan with a bank obtained in 2021 for $200,250. The loan carried a variable interest rate over a 36-month term and matured in August 2024. After a three-month extension, it was refinanced in November 2024 with additional principal, increasing the balance to $300,000. The refinanced loan bears a fixed interest rate of 8.82% per annum, with interest-only payments until March 1, 2025, after which principal and interest payments will amortize the loan over a five-year term. The loan is secured by a secondary lien on all business assets. The balance was $300,000 as of December 31st, 2024.

In 2024, the Company acquired two vehicles financed through dealerships at the time of purchase. Both loans are for five-year terms. Loan 1 was for $46,019 at an interest rate of 9.92%, and Loan 2 was for $31,901 at an interest rate of 8.94%. The balance was $72,303 as of December 31st, 2024.

During 2024, the Company also obtained a short-term loan from its credit card processor for $56,800, secured by the Company's card receivables. The loan does not specify a stated interest rate other than processing fees and is secured solely by payments in process with the credit card processor. The balance was $38,672 as of December 31st, 2024.

The Company entered into a SAFE agreement (Simple Agreement for Future Equity) with a third party. The SAFE agreement has no maturity date and bears no interest. The agreement provides the right of the investor to future equity in the Company during a qualified financing or change of control event at a 15% discount. The agreement does not contain a valuation cap.

Debt Principal Maturities 5 Years Subsequent to 2024

Year	Amount
2025	1,049,400
2026	90,960
2027	90,960
2028	90,960
2029	90,960
Thereafter	427,503

NOTE 6 – EQUITY

The Company has authorized 1,000,000 common shares with a par value of $0.0001 per share. 133,333.33 shares were issued and outstanding as of 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 25, 2025, the date these financial statements were available to be issued.

During 2025, the Company modified its revenue recognition practice to recognize revenue only when motorcycles are completed, certified, and ready for delivery. In prior periods, revenue was recognized upon customer order approval. Management believes this change more accurately reflects the transfer of control in accordance with ASC 606. As a result of this change, partially completed units are now recorded as work-in-process ("WIP") inventory rather than finished goods.

The Company raised approximately $2.6 million in new equity contributions from both new and existing shareholders. These transactions are classified as non-recognized subsequent events under ASC 855

As of December 31, 2024, the Company was current on all debt obligations, which included bank debt totaling approximately $670,000 and the SBA Economic Injury Disaster Loan ("EIDL") of approximately $500,000. The Company also entered into a shareholder loan of approximately $30,000. Bank loans are personally guaranteed by certain shareholders.

At the end of 2024, the Company hired a new sourcing manager and a degreed accountant with manufacturing experience. Management believes these hires have strengthened internal controls and improved accounting accuracy.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative operating cash flows, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Management Plan

Management's plans are as follows: (i) the Company reduced advertising by approximately $400,000 annually, (ii) reduced salaries and wages by approximately $200,000 annually, and expects an additional $125,000- $140,000 of labor savings, (iii) identiifed more than $900,000 of annual parts and materials savings to be implemented over time, (iv) revised it's revenue recognition and billing practices to invoice only upon completion and certification of inventory, and (v) raised approximately $935,510 of new capital in 2025 and is persuing additional equity financing. While these actions are underway, the Company does not yet have significant objective evidence that the plans will be effectively implemented and/or mitigate conditions, therefore substantial doubt continues to exist.

Concentration of Manufacturer

A significant portion of the Company's manufacturing operations relies on a single engine supplier. The inability to quickly replace this supplier, primarily due to regulatory approval processes, could adversely affect operations if the relationship were disrupted.

NOTE 9 – OTHER COMPREHENSIVE LOSS

In 2023, the Company revalued their assets and liabilities as of December 31st, 2023. Estimates were revisited for inventory and a physical count was completed. All balances including prepaid expenses, fixed assets, liabilities and accruals were reviewed and adjusted based on updated information. This adjustment resulted in a loss recognized as of December 31st, 2023 of $902,585. No such events occurred in 2024